Sustainable Opportunities Acquisition Corp.
1601 Bryan Street, Suite 4141
Dallas, Texas 75201

July 13, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Kevin Dougherty and Loan Lauren Nguyen

Re:	Sustainable Opportunities Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed June 22, 2021 File No. 333-255118

Dear Sir or Madam:

This letter sets forth responses of Sustainable Opportunities Acquisition Corp. (“SOAC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated July 9, 2021, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-255118) (the “Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth SOAC’s response to each of the numbered comments immediately below each numbered comment.

In addition, SOAC has revised the Registration Statement in response to the Staff’s comments and SOAC is concurrently filing Amendment No. 3 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of SOAC’s responses correspond to page numbers in the Registration Statement, as so amended (the “Third Amended Registration Statement”).

Amendment No. 2 to Registration Statement on Form S-4 filed June 22, 2021

Tax Consequences of the Continuance to U.S. Holders, page 251

1.	Staff’s Comment:

You disclose it is intended that the Continuance qualify as a reorganization under Section 368(a)(1)(F) of the Code (an “F reorganization”) and the remainder of this discussion assumes that the Continuance so qualifies. As the tax consequences appear material to an investor and tax counsel has included a representation that a U.S. Holder that exchanges its SOAC securities in the Continuance for TMC securities should not recognize any gain or loss on such exchange, please provide a tax opinion on this matter. We note that you have removed Exhibit 8.1 from your Exhibits Index. If you elect to use a short-form opinion, the Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. See Item 4(a)(6) of Form S-4, and Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 17 and 251 of the Amended Registration Statement, and has provided a tax opinion as Exhibit 8 to the Amended Registration Statement.

General

2.	Staff’s Comment:

Please reconcile the statement that DeepGreen "can also move faster than land-based project developers" contained in the Form 425 filed on June 24, 2021 with your disclosures in the registration statement that "All phases of exploring for and collecting and processing polymetallic nodules will be subject to environmental regulation in various jurisdictions and under national as well as international laws and conventions. No seafloor polymetallic nodule deposit has been harvested on a commercial scale, and it is not clear what environmental parameters may need to be measured to satisfy regulatory authorities that an Exploitation Contract should be granted." We note that you have not obtained any final regulatory approval or licenses for collecting and processing polymetallic nodules under the various jurisdictions and that there is no definitive timeframe to obtain such approval yet.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that the two statements referenced in the Staff’s comment are not inconsistent since they refer to different elements of the overall project timeline. Greenfield land-based mining projects typically require the construction of fixed infrastructure (e.g., new ports, power sources, roads, rail, freshwater, and worker housing) and resolution of other issues (e.g., indigenous rights, community displacement, and forest removal), which leads to overall timelines that can exceed a decade (see page 122 of the International Energy Agency’s report titled “The Role of Critical Minerals in Clean Energy Transitions” https://iea.blob.core.windows.net/assets/24d5dfbb-a77a-4647-abcc-667867207f74/TheRoleofCriticalMineralsinCleanEnergyTransitions.pdf).

In contrast, the collection of polymetallic nodules requires no fixed infrastructure to be built at sea and no local community issues (see page 69 of the Analyst Day presentation available at https://metals.co/investors/) and therefore is expected to accelerate the timeline to commercialization as compared to land based mining projects. The statement in the Form 425 filing that DeepGreen “can also move faster than land based project developers” is intended to clarify the foregoing distinction in overall project timeline. The statement is drafted generally since a comparison of regulatory timelines for land based mining is not an objective metric and timelines vary significantly from one jurisdiction to the next. SOAC further notes that the referenced statement is subject to the risks and uncertainties set forth in the Forward-Looking Statements section on the last page of the Form 425 filing, including “the timing and content of ISA’s exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone; government regulation of deep seabed mining operations and changes in mining laws and regulations; environmental risks.”

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Julian Seiguer at (713) 836-3334 of Kirkland & Ellis LLP.

Sincerely

By:	/s/ Scott Leonard
Name:	Scott Leonard
Title:	Chief Executive Officer

Via E-mail:

cc:	Julian Seiguer
Kirkland & Ellis LLP